Maurice Blanco Hillary A. Coleman maurice.blanco@davispolk.com hillary.coleman@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

October 27, 2023

Re:	Auna S.A. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted October 27, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Auna S.A. (formerly known as Auna S.A.A.) (the “Company”), a limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s class A ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). Subject to market and other conditions, the Company currently intends to complete the IPO during early 2024. The Company confirms that it is an “emerging growth company,” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

* * *

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com or Hillary A. Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer

Auna S.A.